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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                  FORM 10-SB/A
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
             UNDER SECTION (b) or (g) OF THE SECURITIES AND EXCHANGE
                                   ACT OF 1934


                                ----------------

                      INTERNATIONAL ENERGY CONSULTANTS, INC.
                 (Name of Small Business Issuer in its Charter)

                                ----------------

            NEVADA                                              88-0387107
(State or other jurisdiction of                             (I.R.S.  Employer
incorporation or organization)                             Identification No.)

                                ----------------

                          TONY SANZARI, CHAIRMAN, CEO
                     INTERNATIONAL ENERGY CONSULTANTS, INC.
                               6857 W. CHARLESTON
                            LAS VEGAS, NEVADA 89117
                                 (702) 360-3472

     (Address and telephone number of issuer's principal executive offices)

                                ----------------

         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

        Title of Each Class                                Name of Each Exchange on Which
        To be so Registered                                Each Class is to be Registered
        -------------------                                ------------------------------

              N/A                                                       N/A

         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     Common Stock, par value $0.01 per share
                                (Title of Class)


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                                TABLE OF CONTENTS

PART I                                                                        PAGE
                                                                              ----
Item 1.    Description of Business ...........................................   1

Item 2.    Management's Discussion and Analysis or Plan of Operations ........   9

Item 3.    Description of Property ...........................................  11

Item 4.    Security Ownership of Certain Beneficial Owners and Management ....  11

Item 5.    Directors, Executive Officers, Promoters and Control Persons ......  11

Item 6.    Executive Compensation ............................................  13

Item 7.    Certain Relationships and Related Transactions ....................  13

Item 8.    Description of Securities .........................................  14

PART II

Item 1.    Market Price of and Dividends on the Registrant's Common Equity
           and Other Shareholder Matters .....................................  14

Item 2.    Legal Proceedings .................................................  14

Item 3.    Changes in and Disagreements with Accountants .....................  14

Item 4.    Recent Sales of Unregistered Securities ...........................  15

Item 5.    Indemnification of Directors and Officers .........................  15

PART F/S ..................................................................... F-1

PART III

Item 1.    Index to Exhibits .................................................  17

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                           FORWARD-LOOKING STATEMENTS


IN ADDITION TO HISTORICAL INFORMATION, THIS FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS REFLECT THE CURRENT VIEW OF THE COMPANY AND ITS MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE, AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER SUBSTANTIALLY FROM HISTORICAL RESULTS OR ANTICIPATED RESULTS. THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE," "PROJECTED," "PLANS," "PLANNED," "ESTIMATES," "OBJECTIVE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH ARE APPLICABLE ONLY AS OF THE DATE HEREOF. THE SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS PROVIDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 DOES NOT APPLY TO THIS REGISTRATION STATEMENT.


                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

HISTORY

         International Energy Consultants, Inc. (the "Company" or "IEC"), was incorporated under the laws of the State of Nevada on August 15, 1997. The Company's Articles of Incorporation were recently amended and filed with the Secretary of State's office for the State of Nevada on January 17, 2001. IEC's offices are located at 6857 W. Charleston, Las Vegas, Nevada 89117. The Company has an Internet web site, www.energyconsultants.net, and has not been involved in any bankruptcy, receivership or similar proceeding.


BACKGROUND


         Over the past several decades a number of industries have substantially changed due to government deregulation and no longer operate in a "traditional" way. Two of the better known examples are the telecommunications and trucking industries. While deregulation in any industry initially results in uncertainty and confusion, it also results in new opportunities.

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         Recently the federal government has substantially deregulated the electric energy market and many of the state governments have either already passed deregulation legislation or such legislation has been introduced with approval appearing likely. Similar to other industries before it, deregulation of the electric power industry has caused a great deal of concern due to the uncertainty of what effects deregulation will have on both commercial and residential electric customers.


         Over the next several years there is no doubt that many of the uncertainties will "settle out" and other challenges will emerge as the new deregulated market finds its own way. The Company believes that there are several significant business opportunities that exist in the "new" electric energy marketplace with which the Company intends to be involved including distributed generation, cogeneration and the sale of energy efficient and conservation products. See "Business."



         Prior to deregulation, most electric energy users received their electricity from a power company who had a monopoly franchise (usually granted by state and local governments) to distribute and sell electrical power to all customers in a defined geographic area at a price per kilowatt hour ("Kwh") that was regulated also by state and local governments. Electric energy users had no choice as to their energy provider, could not negotiate their own prices for the electricity they used or generate their own electricity (except in a standby or emergency capacity in the event of a power failure). Deregulation has changed the rules of the game and in many states electric users now have a choice as to the power company who provides their electricity and can negotiate their own electric rates. More importantly for IEC, customers can now decide whether they want to provide their own power on a part or full time basis.



         Distributed generation ("DG") is a concept whereby commercial users of electric power purchase and operate, energy efficient generators to supply all or a portion of their electrical power needs on a permanent basis and potentially can also sell any excess power they generate to the wholesale power system. Cogeneration ("CG") goes beyond distributive generation by utilizing the heat energy given off by the generating equipment and/or by the electrical equipment (such as computers or manufacturing machinery) within the commercial customers building to heat the building itself or the heat is piped to another location (such as a greenhouse) to be used there. This allows the cogeneration owner to potentially sell excess heat to a third party (greenhouse owner) and create additional revenue.


         The Westinghouse corporation has predicted that DG will account for forty percent (40%) of all electric generating capacity worldwide by the year 2005 and the U.S. Department of Energy has forecasted that DG will account for twenty percent (20%) of the increased U.S. electric capacity in the next several years.


         The electric power industry is entering a period of fundamental change not only within the United States but internationally as well. In many countries a similar deregulation to that in the U.S. is occurring and in addition, foreign governments are giving "open access" to outside business concerns to propose, engineer, build and operate electric power generating plants or install DG equipment. The Company believes that it will have marketing opportunities outside of the United States similar to those it has domestically.


         This domestic and international activity has occurred as a result of the rapid growth of numerous technologies which require electric energy. The Electric Power Research Institute has estimated that this growth will increase electric power demand by over 2.5 gigawatts annually for the foreseeable future.


         This ever increasing demand for power has the combined effects of causing an increasing burden on the existing power distribution system resulting in poor quality output and questionable reliability. The most recent example of these problems were the brown outs and power cut offs which occurred in California during the summer of 2000 and winter of 2001. Such occurrences are not good news for commercial/industrial power

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users who demand economical, reliable and quality power. The Company believes that current electric power industry problems and changing market environment have set the stage for the marketability of new innovations and products.


BUSINESS


         IEC is a developmental stage company that has decided to engage in the business of the sale, installation and servicing of certain products to commercial customers who are interested in distributed generation or increased energy efficiency with their current power systems.



         IEC's potential customers will be commercial businesses who, due to deregulation, are interested in pursuing alternative methods in how their electric energy needs are supplied. The electrical needs of the customer could be relatively small (installation of a 100kw generator) or very large (development and construction of a 120Mw power plant to serve several large industrial users in a limited geographical area). IEC believes that as it begins its marketing it will have the ability to add personnel with the expertise to install the generators necessary to handle smaller customers but will have to contract others to engineer and build any generating facility of 20Mw or more. The Company has been in contact with several potential contractors and believes that there are more than sufficient contractors with the necessary construction expertise available in all geographic areas of the United States in the event the Company sells a large project.



Due to the fact that the Company is just beginning to start operations and has limited cash and personnel, management believes it will be prudent to concentrate on the small to medium sized distributed generation customer who would purchase one or more generators utilizing natural gas to generate their electric energy needs. Initially all purchases would be customer financed and the Company believes that its inability to self finance will be limiting factor in its ability to market distributed generation products. The Company intends to initiate its initial marketing effort to small commercial customers in Las Vegas, Nevada and Orange County, California in August 2001. IEC plans to primarily use a telemarketing campaign followed by direct mailings to begin its sales efforts. The Company will concentrate its marketing on the sale and installation of distributed generation/cogeneration products however will consider other electric energy conservation or generating projects on a case by case basis. The Company completed its first energy project in the fourth quarter 2000 whereby the Company completed a steam condenser repair, Eddy current test of intake/discharge tubes and install shield/seals for inlet tubes of the Itabe power plant located in Santo Domingo, Dominican Republic. The physical labor was contracted for locally but the engineering services and physical equipment were provided by IEC. The gross amount of the contract was $284,700 of which IEC received approximately $202,000 in revenue as labor costs were paid directly by the customer and deducted. While the Company would consider additional similar projects, its concentration will be in the sale of DG products.

         As stated earlier, distributed generation is the use of an onsite electric energy generating device to provide a customer's electric energy that they would normally have received from the local power company. The motivation for a customer to purchase its own generator(s) would be to provide a reliable energy source, lower cost electricity or both. The market for on-site electric power generation is only now beginning to emerge as a viable long term solution for continuous electric power needs by commercial enterprises. Historically, on-site generation has been used solely for backup in emergencies and power failures as electric customers were required to use the local power provider. However, new technologies and products are now available that have been specifically designed to provide on demand continuous electric power for industrial and commercial users. The new products have been designed to provide increased efficiency and reliability with lower emissions. The Company believes that the new products coupled with the effects of deregulation enables the commercial power user to have new options which it did not have before. The Company believes that the new products offer significant benefits to their potential customers and have excellent market potential however there can be no assurance that this will occur.

         Management believes that not only small commercial users will be interested in the benefits of DG but also mid to large commercial and industrial users as well. In the event a large or several large industrial customers in a close geographical area wish to disconnect from the local power Company for reasons of cost, reliability or lack of quality power then the Company will offer to construct and operate a stand alone power generation facility of up to 120Mw. IEC has invested in such a proposed project in El Salvador where negotiations are continuing to construct a 80-120Mw electric power generation plant to serve several industrial users located in Acajutla, El Salvador. The Company's investment is passive and it is relying on a company located in San Diego, California, PPC-US, LLC. ("PPC") to oversee the project on IEC's behalf. PPC has informed IEC that it is currently negotiating with the El Salvador environmental authorities for permits for the proposed facility. It is estimated that the facility will cost approximately 100 million dollars (U.S.) to build and as of the date hereof the necessary funding has not been obtained and will probably not be until the environmental permits are issued. If funding is obtained IEC will enter into a joint venture with PPC to complete and operate the power plant. There can be no assurance that any permits will be granted or if they are that the facility will actually be built or be profitable if built. Due to the Company's limited financial and personnel resources, it does not anticipate becoming involved in any other large power plant projects in the forseeable future.

         Cogeneration is similar to distributed generation but in addition to generation of electric power, the heat energy from the generating machinery is captured and used to heat the customer's building or sold to a third party located near the generator who uses the heat in another business (for example: a manufacturer who sells its excess heat to a greenhouse owner who grows tomatoes). The expected benefit is a decrease in the cost of the customer's electricity from the DG facility and a decrease in energy use (and corresponding cost savings) through the use of the "waste" heat from the power generator or revenue from the sale of the "waste" heat to a third party.

         IEC believes that new energy producing or energy saving products are available which the Company may be successful in marketing. IEC has identified three products which management believes will provide significant sales opportunities.


         POWR/MASTR(TM). One of the products the Company may use to provide electric power in a distributed generation application is the Powr/Mastr(TM). This new internal combustion engine technology is currently being tested but it appears to be an efficient, low emission engine for powering mechanical pumps and electric generation as the Powr/Mastr(TM) according to its manufacturer, Electryon, Inc. can be configured to supply mechanical power (at 145 house power) or electric power (at 100kw). The manufacturer claims that the Powr/Mastr(TM) is designed to operate efficiently on a number of fuels including natural gas, propane or butane and is also designed to run slower, colder and cheaper than currently available gasoline, diesel or natural gas engines. IEC is continuing to evaluate the product and believes that it will be available in marketable quantities starting in August 2001. IEC has been given a verbal fpcommitment that it will be a non-exclusive distributor of the product. The suggested price for each Powr/Mastr will be $50,000 per unit.


         The Powr/Mastr(TM) is relatively light and easily transported to the customer's location on its own trailer which is bolted to the Powr/Mastr(TM) to form one unit. The manufacturer has demonstrated to IEC that a single Powr/Mastr(TM) can be installed on a properly prepared pre-built slab by one person in less than four hours.

         In addition to the Power/Mastr(TM) there are other electric power generators including other reciprocating engines (such as diesel), combustion turbines, microturbines and fuel cells. Generators of sufficient capacity manufactured by Cummins Diesel, General Motors and Caterpillar, Inc. are readily available to IEC and therefore IEC is not dependent upon a single supplier to provide it generators for resale. While this may seem to be a substantial list, they all have one thing in common, the ability to generate electric power for small users or custom applications. These generating devices all have a number of attributes which make them a potential distributed power solution depending upon the application required by a customer or a group of customers. IEC does not have an exclusive marketing agreement with any manufacturer of generating equipment.



         EDDY DRAFT REGULATOR. The Company is currently evaluating the technology involved in the Eddy Draft Regulator ("EDR") and has initiated two projects where it has installed the EDR's for the customer's evaluation. Both projects will be invoiced upon acceptance with the approximate combined amount of $36,000 and have a 50% gross profit margin. The EDR will be removed if not accepted at IEC's cost. IEC anticipates the revenues, if accepted, to be received in the second quarter 2001. The EDR is a product which increases efficiency of commercial boilers, water heaters, furnaces, ovens and kilns. It is a patented product which has no moving parts, requires no energy to run and provides a constant draft control enhancement for exhaust stacks. The benefit of the EDR is increased draft efficiency which in turn permits increased heating efficiency and thus lowers fuel usage and costs. IEC, by written agreement, has the opportunity to evaluate the EDR over a five application test period and if positive IEC and the EDR inventor would enter into a joint venture agreement and form a joint venture company, to which the inventor will assign his patents for the EDR, to exclusively market the EDR with IEC receiving an 85% equity interest and the inventor, a 15% equity interest in the joint venture company. The original agreement anticipated that the test period would be completed in 90 days however this has proved to be impractical as potential customers are taking much longer than anticipated to evaluate the product. Consequently the parties have agreed to extend the test period until the fifth application is completed. As of the date hereof two evacuations have been completed and no joint venture agreement has yet been executed by the parties.



         While IEC is still working with the product its slow acceptance by potential customers is being evaluated as to whether the product fits within the Company's marketing plans. There can be no assurance that IEC will continue to sell the EDR or any other product.

         IEC, by vote of its shareholders, participated in a joint venture with ("Petromoly") Worldwide Petromoly, Inc. located in Houston, Texas and a newly formed marketing company owned by two officers of the Company, Tony Sanzari and Scott Pumper, Empire Multimedia Marketing, Inc. During the fourth quarter 2000 the Company agreed to fund an advertising campaign using a television infomercial to directly market the Petromoly Oil Additive product to potential customers. The venture originally ran a test market in the fall of 2000 and from the test the venture decided to revise the infomercial and launch the campaign in the first quarter 2001. Upon launching the campaign in seven different markets including cable auto sports networks in February 2001 it became apparent that the product would not reach sufficient sales to recover its costs and the project was abandoned resulting in a $210,254 loss to the Company.

         The Company plans to be involved in the wholesale marketing of electrical power as an adjunct to its generator sales. IEC became a registered wholesale power marketer with the Federal Energy Regulatory Commission (FERC) in September, 1999 and has the ability to act as an agent for power generators to sell their excess power to third parties on the wholesale power market in deregulated states. The Company believes that this capability will allow IEC's customers who own DG generators to run the generators when they are not needed by the customer and generate electric power to sell on the wholesale market providing revenue to the customer and IEC in the form of commissions.

         Although IEC has not engaged in this activity as of the date of this filing, management believes that power trading is a potentially significant opportunity which the Company needs to explore should it be successful in its DG sales. As the Company is not aware of anyone else doing this in the marketplace it has no way of knowing whether its efforts will be successful or what amount of commissions would be charged or what they might earn from them.


COMPETITION


         Currently, there are numerous competitors generally in the energy market ranging from engineering service teams, construction contractors, manufactures, power companies and other marketers however IEC is not currently aware of any specific competitors who directly compete with IEC to sell DG equipment to small and medium commercial users. Many of the Company's competitors will be significantly better financed and have greater resources than those of the Company including advertising budgets. The Company is hopeful that the uniqueness of the Company's services and products will overcome their competitors' advantages, however, there can be no assurance that this will occur. If the Company is unable to overcome its competition or its services and products are not accepted by the commercial power consumer, then the Company will not be profitable and thus, its shareholders are likely to lose a portion of or all their investment in the Company.


PATENTS, TRADEMARKS, SERVICE MARKS, LICENSES


         The Company currently has no patents, trademarks or service marks. However, the Company has acquired certain contractual rights as party to a letter of intent agreement with an inventor whereby the Company, upon payment of certain compensation, will acquire, by way of a majority interest in a joint venture company, the patent rights to a device called the Eddy draft regulator. A more detailed explanation of the device in contained in the Company's products described above. See "Business-Products."

EFFECT OF GOVERNMENTAL REGULATIONS ON THE BUSINESS


         There are a number of areas of the Company's business which are effected by governmental regulations. As described above the Company's business seeks to take advantage of certain opportunities which have arisen as a result of the deregulation of the electric power industry by the federal government and by 26 state governments.


         Deregulation allows the Company to sell generating devices to commercial customers who are no longer required to buy their electricity from one local company. In addition it allows the Company and its commercial customers to sell any excess power generated by the commercial customer to the electric power grid system. In addition, deregulation has allowed the Company to be licensed by the Federal Energy Regulatory Commission (FERC) as a wholesale electric energy reseller.

         In addition to deregulation many states either separately or as part of their deregulation legislation have created incentives which encourage innovation and use of "green" power. "Green" power is electric power which is generated from environmentally friendly methods including wind, geothermal and low polluting fossil fuels such as natural gas. As described above in the Business section, the Company plans to evaluate and if successful, use methane gas from landfills to generate electric power to sell to the wholesale power distribution system. While there can be no assurance that the Company's evaluation will be positive or if positive, that the Company will have sufficient resources to take advantage of the opportunity, the Company believes that a sufficient opportunity exists.

         A significant part of the Company's business plan involves the sale of small power generators to commercial customers in distributed generation and cogeneration projects. Most of these applications will require the burning of fossil fuels, usually natural gas, to generate the electric power. Depending on the geographic location, various federal, state and local permits may have to be obtained to operate the generator due to the federal Clean Air Act or state and local environmental legislation and regulations. While the Company believes that in most instances it will be able to obtain such permits there can be no assurance that it will be able to obtain the permits under current law or in the future in the event new stricter laws are created.

         Due to the Company's current and planned involvement in the electric energy market any changes in governmental regulations, no matter whether positive or negative, will have an effect on the business of the Company. Should the federal or state governments continue to deregulate the electric power industry the Company believes that other opportunities may arise which the Company may be capable of taking advantage of. In the event the federal or state governments reverse their current trend then the Company may not be able to implement its current business plan thereby causing the Company to substantially alter, if possible, its business. Should the Company not be successful in altering its business then the Company would likely have to cease operations.

AMOUNT SPENT ON RESEARCH AND DEVELOPMENT


         The Company has spent no capital directly on the development of any new products as the Company's business strategy has been to obtain or utilize products developed by third parties. It has expended an immaterial amount in test expenses of the EDR to test the claims made by its inventor. Currently, the Company has an exclusive arrangement to evaluate the EDR and is one of several distributors of the Powr/Mastr electric generator.


EMPLOYEES


         The Company has 6 employees all of which are full-time at its Nevada offices and plans to retain specialists as consultants in various fields of expertise as needed. Due to the need to conserve its capital resources the Company terminated five contract employees at the end of the first quarter 2001. The group consisted primarily of its highest paid officers.


ENVIRONMENTAL COMPLIANCE


         As of the date hereof IEC has not spent any material amounts of capital or time in compliance with any federal, state or local environmental laws. However, the Company anticipates that as it sells distributed generation and cogeneration projects that it will spend capital in assisting their customers to obtain any environmental permits required, similar permits will be required to operate any generating facilities the Company may build and own directly. As the Company is just starting to implement its business plan it has no reasonably reliable basis upon which to estimate these costs, if any.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

                                   BACKGROUND


         The Company recently came out of its development stage and management believes the Company will have material revenues during calendar year 2001 as it will start marketing DG products in August 2001. Prior to this point in time the Company, since January 1998, had been primarily engaged in researching the newly deregulated electric power industry, evaluating potential opportunities and developing a business plan. During this period the Company had no revenues, except for the $202,597 resulting from the ITABO project in the fourth quarter 2000, and existed off of working capital. Consequently the Company has experienced operating losses for 1999 and 2000 and management anticipates additional operating losses during fiscal year 2001.



         In addition to the Company's continued operating losses, the Company used significant amounts of cash from operating activities of $1,473,163, and $1,326,971 respectively, in 1999 and 2000. These financial conditions required the Company's Accountant to issue a "going concern" opinion as part of the presentation of the Company's financial statements. A "going concern" opinion is issued by a company's accountants when they feel that the Company's financial condition is poor and they have concerns as to whether the Company will have the cash necessary to continue in business.

RESULTS OF OPERATIONS

REVENUE


         As the Company was in a development stage until the third quarter of 2000, no revenue was generated in 1999. The revenue of $202,597, generated during 2000, related to a single project, which was completed prior to December 31, 2000.

OPERATING EXPENSES

         Operating expenses increased 33% or $433,383 from $1,317,600 in 1999 to $1,750,983 in 2000. The increase in operating expenses is attributable to several factors. As the Company developed it added a number of employees and these additions are reflected in the increased compensation expense to employees of $220,300 or 686% from $32,125 in 1999 to $252,425 in 2000. Additionally, expenses related to contract employees increased 30% or $202,087 from $682,420 in 1999 to $884,507 in 2000. The increased activity is also reflected in the increased travel expenses of $19,989 from $76,236 in 1999 to $96,225 in 2000.

         Legal and professional fees also increased in 2000 by 63% or $70,233 from $111,400 to $181,633 in 1999 and 2000 respectively, due to the increased legal expenses in 2000 related to the preparation of a private placement memorandum, costs of Blue Sky compliance and legal fees for completing the necessary steps and documents for the Company to obtain a wholesale power marketer license from the Federal Energy Regulatory Commission ("FERC"). The increase in legal and professional fees also includes an increase in accounting fees of $50,294.

         The increases in operating expenses in 2000 are offset by decreases in design and engineering expenses of $38,484 from $44,613 in 1999 to $6,129 in 2000 and a decrease in trade show expenses of $15,934.

NET LOSS FROM OPERATIONS

         Net loss from operations increased 24% or $319,419 from $1,317,600 in 1999 to $1,637,019 in 2000. The increase in net loss is directly related to the increased operating expenses as detailed above.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents totaled $69,271 at the end of 2000. Cash used in operating activities totaled $1,326,971 in 2000 consisting of the net loss of $1,939,068, offset by the write off of notes receivable from related parties of $167,298, common stock issued for services of $275,000 common stock issued as compensation of $75,000, and a decrease in accounts payable of $102,989. The cash used in operating activities of $1,473,163 in 1999 consisted primarily of the net loss of $1,497,600 offset by an increase in deferred rent of $16,395.


         Cash used in investing activities totaled $547,077 in 2000 compared to $44,978 in 1999. Cash used in investing activities increased in 2000 due to advances to related parties of $494,661 and the purchase of available for sale securities for $31,250.

         Cash provided by financing activities increases from $1,598,121 in 1999 to $1,856,992 in 2000 due to increased proceeds from the sale of common stock in 2000.

         The Company continues to rely on cash from the sale of its common stock to finance its business plan and current operations. There is no assumption that the Company can continue to raise the necessary capital to execute its business plan.

ITEM 3.  DESCRIPTION OF PROPERTY.


         The Company operates from its headquarters located in Las Vegas, Nevada. The Company leases approximately 2,576 square feet comprising the entire one-story building located at 6857 W. Charleston. The lease is a three year lease which expires December 31, 2002. As part of its lease obligation, the Company pays a rental fee plus all applicable property taxes. The Company spent the sum of $5,023 per month during calendar year 2000 in support of its lease obligation which will rise to $5,224 per month in 2001 and $5,433 per month in 2002.

         Due to financial concerns the Company terminated the contract employees who utilized an office in San Diego, California making the office no longer necessary. IEC was able to negotiate a release from any further obligation for the San Diego office rent without further cost to the Company.



ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


         The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than five (5) percent of the issued and outstanding shares of the Company as of March 31, 2001. The table sets forth the information based on 2,754,272 common shares issued and outstanding as of March 31, 2001.




                                             AMOUNT AND NAME
                  NAME & ADDRESS OF          OF BENEFICIAL
TITLE OF CLASS    BENEFICIAL OWNER           OWNER             PERCENT OF CLASS
--------------    ----------------           ---------------   ----------------
Common            Sanzari Family Trust (1)   200,000             7.3%
Common            Scott Pumper(1)            200,000             7.3%
                  All directors/officers     400,000            14.6%


(1) Mr. Tony Sanzari, Chairman and CEO of the Company is the Trustee of the trust and has the ability to vote the shares held by the trust. The address of the Trust and Mr. Pumper is 6857 W. Charleston, Las Vegas, Nevada 89117.
Mr. Sanzari and Mr. Pumper have the ability to exercise options for 800,000 shares each at an exercise price of $0.05 per share until 2008.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

OFFICERS AND SIGNIFICANT EMPLOYEES

           The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

NAME                                AGE       POSITION                              DATE HELD
----                                ---       --------                              ---------
Tony Sanzari                        40        Chairman and CEO                      08/15/97
Scott Pumper                        29        Vice President, Public and            04/05/98
                                              Investor Relations



         TONY SANZARI 40, Chairman, CEO: Mr. Sanzari has been employed by IEC since 1998. Mr. Sanzari has also been an officer and majority shareholder in a marketing company, Empire Multimedia Marketing, Inc. since 2000. From 1996 to 1998 Mr. Sanzari has acted as marketing consultant for the new POWR/MASTR product, and as a marketing executive for a fitness machine company, Get Fit Now, LLC. From 1990 to 1996, Mr. Sanzari was involved in a number of enterprises as a marketing executive (including Blue Ridge Holdings, LLC., an agricultural holding company) originally as Vice President and then as President. He is also on the Board of Directors of the Distributed Power Coalition of America (DPCA) and is a member of both the Utility Marketing Association and Association of energy Service Professionals.

         SCOTT PUMPER 29, Vice President, Public and Investor Relations: Prior to joining IEC in 1998, Mr. Pumper was employed as a registered stock broker from 1991 to 1998 with various retail securities firms including DH Blair & Co., Inc. (1991), AS Goldman, Inc. (91-94) and Joseph Stevens & Co. (94-95) in New York City, New York and with the Corporate Securities Group, Inc. (95-96), Euro Atlantic Securities, Inc. (96-97) and J.P. Turner & Co. (97-98) of Boca Raton, Florida.


ITEM 6. EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE


                                                                           LONG TERM
                                                                         COMPENSATION
                                                                             AWARDS
                                                                         ------------
                                             ANNUAL   COMPENSATION         NUMBER OF             ALL OTHER
NAME AND PRINCIPAL POSITION(1)                YEAR       SALARY             OPTIONS            COMPENSATION
------------------------------               ------   ------------       -------------         ------------
Tony Sanzari                                  2000    $    48,000                0                  0
           Chairman and CEO  . . . . . .      1999    $    78,500                0                  0


Scott Pumper                                  2000         26,000                0                  0
           Vice President  . . . . . . .      1999         43,782                0                  0


----------

(1) No other officers or directors were paid any compensation equal to or greater than $50,000.





ITEM 7. CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS.


         The Company entered into a marketing venture with Petromoly, Inc., a corporation located in Houston, Texas and Empire Multimedia Marketing, Inc., a Nevada corporation whereby the venture would market an engine additive called Petromoly by means of a direct television marketing campaign using an infomercial format. The Company instituted the campaign during the first quarter 2001 and due to poor sales the campaign and joint venture were discontinued by agreement of the parties. Empire Multimedia Marketing, Inc. is owned by the Company's Chairman and CEO, Tony Sanzari and one of its Vice Presidents, Scott Pumper.

ITEM 8. DESCRIPTIONS OF SECURITIES.


         The Company's newly amended Articles of Incorporation authorize a single class of shares which are designated as common. Each share of common stock is entitled to one vote and there are no dividend or preemptive rights. On January 17, 2001 the Company's Articles were amended and fifty million (50,000,000) common shares were authorized at a par value of one cent ($0.01) per share. As of March 31, 2001 there were 2,754,272 common shares issued and outstanding.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


HOLDERS AND MARKET PRICE

         The number of stock holders of record of the Company's common stock, as of March 31, 2001 was 197. Currently there is no public market for the Company's stock.


DIVIDENDS

         The Company has not declared or paid any cash or stock dividends on its common stock in the last two fiscal years and does not anticipate declaring a dividend in the foreseeable future as all profits, if any, are likely to be utilized to grow the Company.

         There are currently no restrictions that limit the Company's ability to pay dividends on its common stock.

ITEM 2.  LEGAL PROCEEDINGS.

         There are no legal proceedings pending or, to the Company's knowledge, threatened against the Company that will adversely affect the financial condition of the Company or its ability to carry on the business of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has hired the following Certified Public Accounting firm as its initial auditors:

         King Griffin & Adamson P.C.
         14160 Dallas Parkway, Ninth Floor
         Dallas, Texas 75240

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.


         The Company beginning on October 15, 1998, initiated a private placement under the exemption provided by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended (the "Act") and Rule 506, Regulation D. Upon completion of the offering in 1999 the Company had sold 812,002 shares for the sum of $1,792,907. During 2000, the Company sold an additional 949,192 common shares, exempted under Sections 4(2) and 4(6) of the Act, to its existing accredited stockholders for the sum of $1,856,992. The Company anticipates initiating a private placement in the near future and has recently completed preparation of a private placement memorandum under Rule 506, Regulation D.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent provided by Nevada law. In addition, the Articles of Incorporation contain a provision limiting a director's and officer's liability for monetary damages to the fullest extent permitted by Nevada law.

         Furthermore, Section 78.751 of the Nevada General Corporation Law (the "NGCL") contains provisions relating to indemnification of officers and directors. Section 78.751(1) provides that a corporation may indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action by or in right of the corporation by reason of the fact that he was director, officer, employee or agent of the corporation. In order to indemnify, it must be shown that he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to the corporation.

         Section 78.751(2) of the NGCL further allows the corporation to indemnify any person who was or is a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was director, officer, employee, or agent of the corporation, including amounts paid in settlement and attorneys' fees if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the opposed to the best interests of the corporation. Indemnification may not be made for any clam, issue or matter to which a court of competent jurisdiction has adjudged an officer or director liable to the corporation, unless and only to the extent that a court of competent jurisdiction determines that in view of the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses.

         To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding discussed in the preceding paragraphs, Section 78.751(3) of the NGCL provide that he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

         Except when indemnification is required by a court of competent jurisdiction, Section 78.751(4) of the NGCL states that the corporation shall only indemnify upon a determination of (i) the shareholders; (ii) majority vote of the board that were not parties to the action; (iii) if ordered by a majority vote of a quorum of directors who were not parties to the action, suit or proceeding, by independent legal counsel in a written opinion; or (iv) by independent legal counsel in a written opinion if no quorum or directors who were not parties to the action may be obtained.

         Unless ordered by a court of competent jurisdiction, indemnification may not be made to or on behalf of any officer or director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling person of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act as is therefore unenforceable.

                            Financial Statements and
               Report of Independent Certified Public Accountants

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                           March 31, 2001 (Unaudited)
                           December 31, 2000 and 1999

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          INDEX TO FINANCIAL STATEMENTS




                                                                                                             Page
                                                                                                             ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS............................................................F-3

FINANCIAL STATEMENTS

   Balance Sheets ............................................................................................F-4

   Statements of Operations...................................................................................F-5

   Statement of Changes in Shareholders' Equity...............................................................F-6

   Statements of Cash Flows...................................................................................F-8

   Notes to Financial Statements..............................................................................F-9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
INTERNATIONAL ENERGY CONSULTANTS, INC.

We have audited the accompanying balance sheets of International Energy Consultants, Inc. as of December 31, 2000 and 1999 and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Energy Consultants, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As described in Note 3, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred net losses of $1,939,068 and $1,497,600 for the years ended December 31, 2000 and 1999, respectively, and needs additional funding in order to execute its business plan. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                     KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
March 16, 2001

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                                 BALANCE SHEETS

                                     ASSETS



                                                                    March 31,
                                                                       2001          December 31,      December 31,
                                                                   (Unaudited)           2000              1999
                                                                   ------------      ------------      ------------

Current assets
    Cash and cash equivalents                                      $     11,143      $     69,271      $     86,327
    Available for sale securities                                        11,725            11,875                --
    Prepaid expenses                                                     11,307            11,567             5,551
                                                                   ------------      ------------      ------------

              Total current assets                                       34,175            92,713            91,878

Property and equipment, net                                              42,271            47,061            52,579

Other assets
    Note receivable                                                     200,000                --                --
    Notes receivable from related parties                               337,680           330,815             3,452
    Interest receivable from related parties                             15,035             7,957                --
    Deposits and other                                                   15,172            15,680             6,523
                                                                   ------------      ------------      ------------

              Total other assets                                        567,887           354,452             9,975
                                                                   ------------      ------------      ------------

              Total assets                                         $    644,333      $    494,226      $    154,432
                                                                   ============      ============      ============

                                   LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Accounts payable                                               $     73,499      $    130,404      $     27,415
    Accrued liabilities                                                  10,180             5,998             4,066
                                                                   ------------      ------------      ------------

              Total current liabilities                                  83,679           136,402            31,481

Deferred rent                                                             2,451             2,719            16,395
                                                                   ------------      ------------      ------------

              Total liabilities                                          86,130           139,121            47,876

Commitments and Contingencies (Notes 3 and 8)

Shareholders' equity
    Common stock - $0.01 par value; 50,000,000 shares
      authorized, 2,754,272 (unaudited), 2,202,035, and
      1,119,010 shares issued and outstanding at March 31,
      2001, December 31, 2000 and 1999, respectively                     27,542            22,020            11,190
    Additional paid-in capital                                        4,672,290         4,000,212         1,804,050
    Accumulated deficit                                              (4,122,104)       (3,647,752)       (1,708,684)
    Accumulated other comprehensive loss                                (19,525)          (19,375)               --
                                                                   ------------      ------------      ------------

              Total shareholders' equity                                558,203           355,105           106,556
                                                                   ------------      ------------      ------------

              Total liabilities and shareholders' equity           $    644,333      $    494,226      $    154,432
                                                                   ============      ============      ============




The accompanying notes are an integral part of these financial statements.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                            STATEMENTS OF OPERATIONS




                                                                Three months
                                                                    ended              Year              Year
                                                                  March 31,           ended             ended
                                                                     2001          December 31,      December 31,
                                                                 (Unaudited)           2000              1999
                                                                -------------      ------------      ------------

Revenues                                                         $         --      $    202,597      $         --
Cost of revenues                                                           --            88,633                --
                                                                 ------------      ------------      ------------

Gross profit                                                               --           113,964                --

Operating expenses                                                    343,884         1,750,983         1,317,600
                                                                 ------------      ------------      ------------

Operating loss                                                       (343,884)       (1,637,019)       (1,317,600)

Other income (expense)
    Write off of investment in joint venture                               --           (70,000)         (180,000)
    Write off of notes receivable from former employees                    --          (167,298)               --
    Write off of advance to investee                                 (137,546)          (72,708)               --
    Interest income from related parties                                7,078             7,957                --
                                                                 ------------      ------------      ------------

         Total other income (expense)                                (130,468)         (302,049)         (180,000)
                                                                 ------------      ------------      ------------

Net loss                                                         $   (474,352)     $ (1,939,068)     $ (1,497,600)
                                                                 ============      ============      ============

Net loss per common share - basic and diluted                    $      (0.19)     $      (1.13)     $      (1.94)
                                                                 ============      ============      ============

Weighted-average number of common shares
    outstanding - basic and diluted                                 2,508,611         1,717,018           772,253
                                                                 ============      ============      ============




The accompanying notes are an integral part of these financial statements.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY




                                                                   Common Stock            Additional
                                         Comprehensive     ----------------------------      Paid-in        Accumulated
                                              Loss            Shares          Amount         Capital          Deficit
                                         -------------     ------------    ------------    ------------     ------------

Balances at January 1, 1999               $         --          439,172    $      4,391    $    212,428     $   (211,084)

   Issuance of common stock for cash                --          671,168           6,712       1,583,564               --

   Issuance of common stock to
     shareholders of a related
     entity (Note 6)                                --            6,670              67             (67)              --

   Issuance of common stock for
     services                                       --            2,000              20             280               --

   Capital contributed by officer                   --               --              --           7,845               --

   Net loss                                         --               --              --              --       (1,497,600)
                                          ------------     ------------    ------------    ------------     ------------

Balances at December 31, 1999                       --        1,119,010          11,190       1,804,050       (1,708,684)

   Issuance of common stock
     for cash                                       --          949,192           9,492       1,847,500               --

   Issuance of common stock for
     services                                       --          108,833           1,088         273,912               --

   Issuance of common stock for
     compensation                                   --           25,000             250          74,750               --

   Unrealized loss on available
     for sale securities                       (19,375)              --              --              --               --

   Net loss                                 (1,939,068)              --              --              --       (1,939,068)
                                          ------------     ------------    ------------    ------------     ------------

   Comprehensive loss                       (1,958,443)
                                          ============

Balances at December 31, 2000                                 2,202,035          22,020       4,000,212       (3,647,752)

                                          Accumulated
                                             Other
                                         Comprehensive
                                              Loss             Total
                                         -------------     ------------

Balances at January 1, 1999               $         --     $      5,735

   Issuance of common stock for cash                --        1,590,276

   Issuance of common stock to
     shareholders of a related
     entity (Note 6)                                --               --

   Issuance of common stock for
     services                                       --              300

   Capital contributed by officer                   --            7,845

   Net loss                                         --       (1,497,600)
                                          ------------     ------------

Balances at December 31, 1999                       --          106,556

   Issuance of common stock
     for cash                                       --        1,856,992

   Issuance of common stock for
     services                                       --          275,000

   Issuance of common stock for
     compensation                                   --           75,000

   Unrealized loss on available
     for sale securities                       (19,375)         (19,375)

   Net loss                                         --       (1,939,068)
                                          ------------     ------------

   Comprehensive loss


Balances at December 31, 2000                  (19,375)         355,105




The accompanying notes are an integral part of these financial statements.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.


                                                                   Common Stock            Additional
                                         Comprehensive     ----------------------------      Paid-in       Accumulated
                                              Loss            Shares          Amount         Capital         Deficit
                                         -------------     ------------    ------------    ------------    ------------

   Issuance of common stock for
     cash (unaudited)                               --          507,237           5,072         605,028              --

   Issuance of common stock for
     services (unaudited)                           --           10,000             100          14,900              --

   Issuance of common stock for
     for compensation (unaudited)                   --           35,000             350          52,150              --

   Unrealized loss on available for
     sale securities (unaudited)                  (150)              --              --              --              --

   Net loss (unaudited)                       (474,352)              --              --              --        (474,352)
                                          ------------     ------------    ------------    ------------    ------------

   Comprehensive loss (unaudited)         $   (474,502)
                                          ============

Balances at March 31, 2001
     (unaudited)                                              2,754,272    $     27,542    $  4,672,290    $ (4,122,104)
                                                           ============    ============    ============    ============

                                          Accumulated
                                             Other
                                         Comprehensive
                                              Loss            Total
                                         -------------     ------------

   Issuance of common stock for
     cash (unaudited)                               --          610,100

   Issuance of common stock for
     services (unaudited)                           --           15,000

   Issuance of common stock for
     for compensation (unaudited)                   --           52,500

   Unrealized loss on available for
     sale securities (unaudited)                  (150)            (150)

   Net loss (unaudited)                             --         (474,352)
                                          ------------     ------------

   Comprehensive loss (unaudited)


Balances at March 31, 2001
     (unaudited)                          $    (19,525)    $    558,203
                                          ============     ============




The accompanying notes are an integral part of these financial statements.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                            STATEMENTS OF CASH FLOWS




                                                                Three months
                                                                    ended              Year              Year
                                                                  March 31,           ended             ended
                                                                     2001          December 31,      December 31,
                                                                 (Unaudited)           2000              1999
                                                                -------------      ------------      ------------

Cash flows from operating activities
    Net loss                                                     $   (474,352)     $ (1,939,068)     $ (1,497,600)
    Adjustments to reconcile net loss to net cash used
      in operating activities:
      Depreciation                                                      4,790            18,727             8,841
      Write off of notes receivable from related parties                   --           167,298                --
      Common stock issued for services                                 15,000           275,000               300
      Common stock issued as compensation                              52,500            75,000                --
      Changes in operating assets and liabilities:
        Prepaid expenses                                                  260            (6,016)           (2,886)
        Deposits and other                                                508            (9,157)             (749)
        Accounts payable                                              (56,905)          102,989            (1,530)
        Accrued liabilities                                             4,182             1,932             4,066
        Deferred rent                                                    (268)          (13,676)           16,395
                                                                 ------------      ------------      ------------
              Cash flows used in operating activities                (454,285)       (1,326,971)       (1,473,163)

Cash flows from investing activities
    Purchases of property and equipment                                    --           (13,209)          (51,999)
    Advances on notes receivable                                     (200,000)               --                --
    Advances on notes receivable from related parties                  (6,865)         (494,661)            7,021
    Interest receivable from related parties                           (7,078)           (7,957)               --
    Purchase of available for sale securities                              --           (31,250)               --
                                                                 ------------      ------------      ------------
             Cash flows used in investing activities                 (213,943)         (547,077)          (44,978)

Cash flows from financing activities
    Proceeds from issuance of common stock                            610,100         1,856,992         1,590,276
    Capital contributed by officer                                         --                --             7,845
                                                                 ------------      ------------      ------------
              Cash flows provided by financing activities             610,100         1,856,992         1,598,121
                                                                 ------------      ------------      ------------

Net (decrease) increase in cash and cash equivalents                  (58,128)          (17,056)           79,980

Cash and cash equivalents, beginning of period                         69,271            86,327             6,347
                                                                 ------------      ------------      ------------

Cash and cash equivalents, end of period                         $     11,143      $     69,271      $     86,327
                                                                 ============      ============      ============

Supplemental disclosures for cash flow information:
    Cash paid during the period for:
      Interest                                                   $         --      $         --      $         --
                                                                 ============      ============      ============

      Income taxes                                               $         --      $         --      $         --
                                                                 ============      ============      ============




The accompanying notes are an integral part of these financial statements.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


1.       NATURE OF OPERATIONS

International Energy Consultants, Inc. (the "Company" or "IEC"), was incorporated on August 15, 1997 in the state of Nevada in anticipation of numerous product and service marketing opportunities emerging from energy deregulation in the United States. The Company, which is headquartered in Las Vegas, Nevada. IEC's marketing plan strives to maximize the customer's goal for efficient, cost-effective power by providing superior products packaged with the energy purchasing decision-makers in mind. IEC's primary function is to provide their clients with distributed generation products and provide related services to install and maintain the products. IEC was considered to be a development stage company until September 30, 2000, at which time the Company began to generate revenues.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Available For Sale Securities

Available for sale securities are recorded at fair value, with the change in fair value during the period excluded from operations and recorded as comprehensive loss.

Equity Method Investment

Investments in 20 percent to 50 percent owned affiliates where control dues not exist are accounted for on the equity method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to operations when incurred. Major renewals and betterments are capitalized.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

Deferred Rent

The Company has certain non-cancelable operating leases. Rent expense for these leases is recorded on a straight-line basis over the terms of the leases. When rent expense exceeds cash payments required under the leases, the Company records deferred rent expense, which is reduced in future periods when cash payments exceed rent expense.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS
109), "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. When necessary, valuation allowances are provided to reduce deferred tax assets to their net realizable value.

Revenue Recognition

Revenue is recognized as services are provided. All revenues recorded during 2000 are from one customer.

Advertising Costs

Advertising costs are expensed as incurred and totaled approximately $50,000 and $6,000 in 2000 and 1999, respectively.

Stock Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation expense for employees is based on the excess, if any, on the date of grant, between the fair value of the Company's stock over the exercise price.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

Loss Per Common Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period. The Company's common stock equivalents are not included in the diluted loss per share for 2000 and 1999 as they are antidilutive. Therefore, diluted and basic loss per share is identical. The total number of potentially dilutive securities at December 31, 2000 and 1999 totaled 1,900,000.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments", requires disclosure about the fair value of all financial assets and liabilities for which it is practicable to estimate. At December 31, 2000 and 1999 the carrying value of all of the Company's accounts payable and accrued liabilities approximate fair value because of their short term nature. Notes receivable from related parties are considered to approximate fair value based on the current interest rate on these notes. Available for sale securities are recorded at fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

3.       GOING CONCERN

The financial statements have been prepared on the assumption that the Company will continue as a going concern. The Company sustained net losses of $1,939,068 and $1,497,600 for the years ended December 31, 2000 and 1999, respectively. Cash used in operations for the same periods aggregated $1,326,971 and $1,473,163, respectively. The Company's continued existence depends upon the success of management's efforts to raise additional capital necessary to meet the Company's obligations as they come due and to obtain sufficient capital to execute its business plan. The Company intends to obtain capital primarily through issuances of common stock. There can be no degree of assurance given that the Company will be successful in completing additional financing transactions.

The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or classification of liabilities which may result from the inability of the Company to continue as a going concern.

4.       NOTES RECEIVABLE FROM RELATED PARTIES

The Company has advanced amounts to certain related parties under notes receivable. These notes are uncollateralized, mature in 2004 and bear interest at 8.5% per annum.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


5.       PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2000 and 1999:



                                                             2000            1999
                                                          ----------      ----------

         Computer equipment                               $   34,467      $   28,025
         Furniture and fixtures                               42,986          36,219
                                                          ----------      ----------
                                                              77,453          64,244
         Less accumulated depreciation                       (30,392)        (11,665)
                                                          ----------      ----------
                                                          $   47,061      $   52,579
                                                          ==========      ==========



6.       SHAREHOLDERS' EQUITY

In November 1998, the shareholders authorized a two-for-one stock split to be implemented by a stock dividend of one share for each share outstanding to shareholders of record on January 15, 1999. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented. In addition, all references to number of shares, per share amounts, stock option data, and market prices of common stock have been restated to reflect the stock split.

Prior to starting IEC, the CEO of the Company had a majority ownership in an entity which was dissolved early in 1998. After IEC was incorporated, the CEO made an offer to the shareholders of the dissolved entity to replace their shares in the dissolved entity for shares in IEC. During 1998 and 1999, the Company issued approximately 55,000 shares of common stock to replace shares in the dissolved entity. Since this offer was made before IEC began any significant activity, the value of this stock deemed distributed to the CEO was recorded at par value.

7.       INCOME TAXES

At December 31, 2000 and 1999, deferred tax assets and liabilities are comprised of the following:



                                                              2000              1999
                                                          ------------      ------------
         Deferred tax assets
           Property and equipment                         $      3,990      $      2,579
           Accounts payable                                     45,641                --
           Accrued liabilities                                   2,099                --
           Deferred rent                                           952                --
           Capitalized start-up costs                            8,431            11,496
           Net operating loss                                1,090,992           583,083
                                                          ------------      ------------

                      Total deferred tax asset               1,152,105           597,158

         Deferred tax liabilities
           Prepaid expenses                                     (6,281)               --

         Less:  Valuation allowance                         (1,145,824)         (597,158)
                                                          ------------      ------------

                      Net deferred tax asset              $         --      $         --
                                                          ============      ============

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


7.       INCOME TAXES (Continued)

The Company has a net operating loss carryover of approximately $3,117,000 at December 31, 2000 that is subject to certain annual limitations and begins to expire in 2018.

The deferred tax asset has a 100% valuation allowance recorded against it due to the uncertainty of generating future taxable income.

A reconciliation of the Company's income tax benefit with the amount of tax computed at the statutory rate (35%) for the years ended December 31, 2000 and 1999 is as follows:



                                                              2000              1999
                                                          ------------      ------------

         Income tax benefit at statutory rate             $   (678,674)     $   (524,160)
         Stock issued for services                             122,500                --
         Meals and entertainment                                 2,341               881
         Change in valuation allowance                         548,666           523,279
         Other                                                   5,167                --
                                                          ------------      ------------
                                                          $         --      $         --
                                                          ============      ============



8.       LEASES

The Company leases its office facilities and certain automobiles and equipment under various non-cancelable operating lease agreements which expire through 2004. Total rent expense associated with these leases was $107,936 and $81,774 for the years ended December 31, 2000 and 1999, respectively.

Future minimum lease payments under non-cancelable operating leases at December 31, 2000 are as follows:



         2001                                                               $   123,894
         2002                                                                   112,026
         2003                                                                    31,209
         2004                                                                    14,989
         2005                                                                       380
                                                                            -----------

         Total                                                              $   282,498
                                                                            ===========

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


9.       STOCK OPTIONS

During 1998, the Company issued 1,600,000 stock options to employees and 300,000 stock options to consultants. These options which were not issued under a formal stock option plan, vested immediately and expire in 2008. A summary of stock option activity is as follows:



                                                                         Weighted Average
                                                            Options       Exercise Price
                                                          ------------   ----------------

         Outstanding at January 1, 1999                      1,900,000     $      0.025
             Granted                                                --               --
             Exercised                                              --               --
             Forfeited                                              --               --
                                                          ------------
         Outstanding at December 31, 1999                    1,900,000            0.025
             Granted                                                --               --
             Exercised                                              --               --
             Forfeited                                              --               --
                                                          ------------

         Outstanding at December 31, 2000                    1,900,000     $      0.025
                                                          ============



The following table summarizes information about options outstanding at December 31, 2000:



                                      Options Outstanding                                 Options Exercisable
               -----------------------------------------------------------------     -----------------------------
                                                    Weighted
                                                     Average          Weighted                          Weighted
                                                    Remaining         Average                           Average
                                    Number         Contractual        Exercise          Number          Exercise
               Exercise Price     Outstanding          Life            Price         Exercisable         Price
               --------------     ------------     ------------     ------------     ------------     ------------

                $      0.025        1,900,000       7.25 years      $      0.025        1,900,000     $      0.025



Had compensation cost for the Company's options been determined consistent with FASB statement No. 123, "Accounting for Stock Based Compensation", the Company's net loss for the years ended December 31, 2000 and 1999 would have been the same as presented in the Statements of Operations.

10.      ADVANCE TO INVESTEE

During 2000, the Company entered into an agreement with Worldwide Petromoly, Inc. ("WPI"), a publicly traded entity. Through this agreement, IEC agreed to advance WPI a maximum of $250,000 to assist in the marketing of a new product developed by WPI. As of December 31, 2000, IEC has advanced WPI $103,958. In return, IEC received 125,000 shares of WPI common stock, with a fair value of $31,250, during 2000 and will receive 25% of the net profits from the sale of this product. No net profits from the sale of this product were recognized during 2000. Due to the uncertainty of IEC receiving any future returns under this agreement, IEC has expensed all advances to WPI in excess of the fair value of the stock received.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


11.      INVESTMENT IN JOINT VENTURE

During 2000 and 1999, the Company advanced $70,000 and $180,000, respectively, to a Power Plant Project Joint Venture ("Joint Venture") in El Salvador. The Joint Venture parties are currently seeking additional funding to complete the project. Should this additional funding be obtained and the project be completed, IEC will receive 7.5% of the future profits from the project. These advances have been accounted for on the equity method, as such, all amounts advanced to the Joint Venture have been written off as the Joint Venture has a net deficit and its ability to generate future profits is uncertain.

12.      UNAUDITED INTERIM FINANCIAL INFORMATION

The unaudited interim financial information as of March 31, 2001 and for the three months ended March 31, 2001 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.

13.      NOTE RECEIVABLE (UNAUDITED)

During the first quarter 2001, the Company loaned $200,000 to Orion Capital Markets, Inc, an unrelated third party real estate mortgage company in the form of a note receivable. The loan agreement and note is a non-interest bearing demand note (which can be called any time after December 31, 2001) and is collateralized by certain real estate located in New York and Colorado. As consideration for the loan, IEC will receive its principal plus twenty five percent (25%) of the net profits from the sale of the real estate. Both properties are currently listed for sale.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

         (2)   Charter and Bylaws

         (6)   Material Contracts

                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                          International Energy Consultants, Inc.
                                         ---------------------------------------
                                                       (Registrant)


Date  June 22, 2001                   By  /s/ TONY SANZARI, CEO
      ------------------------------     ---------------------------------------
                                                        (Signature)

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
  (2)*                   Charter and Bylaws
  (6)                    Material Contracts
                           *6a.   Letter of Intent Agreement Eddy Regulator
                           *6b.   Letter of Agreement-PPC-USA, LLC
                            6c.   Office Lease-Las Vegas
                            6d.   ITABO, Power Plant Contract

----------
* Filed previously